U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 2003
                                               ------------------




                      FirstEnergy Corp. (File No. 70-09501)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 443
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended September 30, 2003
                                               -------------------



                                Table of Contents
                                -----------------

  Item
   No.                                 Title                              Page
  -----          -------------------------------------------------        ----
     1           Organization Chart                                        1-4

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                       5

     3           Associate Transactions                                    6-7

     4           Summary of Aggregate Investment                             8

     5           Other Investments                                           9

     6           Financial Statements and Exhibits:

                     A - Financial Statements                            10-11

                     B - Exhibits                                           12

                     C - Certificate of FirstEnergy Corp.                   12

                 Signature                                                  13




  Note:      All dollar amounts shown in this Form U-9C-3 are expressed in
  ----       thousands unless otherwise noted.

                                                    ITEM 1 - ORGANIZATION CHART

                                                           Energy (ERC)
                                                           or Gas (GRC)      Date of      State of   Percentage of Voting  Nature of
            Name of Reporting Company                    Related Company  Organization  Organization   Securities Held     Business
---------------------------------------------------      ---------------  ------------  ------------ --------------------  ---------
FirstEnergy Corp. (a)

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                             ERC         01/26/1998      Ohio             100.0            (h)
       Centerior Energy Services, Inc. (d)                     ERC         06/01/1994      Ohio             100.0            (i)
       Eastroc Technologies, LLC (c)                           ERC         04/30/1996      Delaware          50.0 **         (j)
       Engineered Processes, Ltd. (c)                          ERC         12/30/1996      Ohio              50.0 **         (j)
       Warrenton River Terminal, Ltd. (d)                      ERC         09/03/1996      Ohio             100.0            (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Ancoma, Inc. (e)                                        ERC         04/20/1953      New York         100.0            (g)
       Dunbar Mechanical, Inc. (e)                             ERC         07/16/1956      Ohio             100.0            (g)
       Edwards Electrical & Mechanical, Inc. (e)               ERC         02/28/1968      Indiana          100.0            (g)
       Elliot-Lewis Corporation (e)                            ERC         04/01/1948      Pennsylvania     100.0            (g)
        A.A. Duckett, Inc.                                     ERC         03/01/1973      Delaware         100.0            (g)
        Sautter Crane Rental, Inc.                             ERC         12/10/1991      Pennsylvania     100.0            (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                        ERC         04/27/1965      Florida          100.0            (g)
            Airdex Air Conditioning Corporation                ERC         01/18/1995      Florida          100.0            (g)
          R.L. Anderson, Inc.                                  ERC         08/28/1961      Florida          100.0            (g)
       L.H. Cranston and Sons, Inc. (e)                        ERC         01/02/1951      Maryland         100.0            (g)
       Roth Bros., Inc. (e)                                    ERC         09/06/1947      Ohio             100.0            (g)
       The Hattenbach Company (e)                              ERC         03/21/1969      Ohio             100.0            (m)
       R.P.C. Mechanical, Inc. (e)                             ERC         04/21/1959      Ohio             100.0            (g)
       Spectrum Controls Systems, Inc. (e)                     ERC         04/18/1988      Ohio             100.0            (g)

    FirstEnergy Solutions Corp. (b)                            ERC         08/08/1997      Ohio             100.0            (n)
       FirstEnergy Engineering, Inc. (f)                       ERC         08/09/1996      Ohio             100.0            (v)

    GPU Diversified Holdings, LLC (b)                                      08/03/2000      Delaware         100.0            (t)
       GPU Solar, Inc.                                         ERC         11/07/1997      New Jersey        50.0 **         (u)
       GPU Distributed Power, Inc. *                           ERC         02/29/2000      Delaware         100.0
       EnviroTech Investment Fund I, LP                        ERC                                            9.9 **         (w)
       EnerTech Capital Partners II, LP                        ERC                                           1.82 **          (w)


*    Inactive
**   Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                 1


                                                                 ITEM 1 - ORGANIZATION CHART (Continued)

                                                           Energy (ERC)
                                                           or Gas (GRC)      Date of      State of   Percentage of Voting  Nature of
            Name of Reporting Company                    Related Company  Organization  Organization   Securities Held     Business
---------------------------------------------------      ---------------  ------------  ------------ --------------------  ---------

FirstEnergy Corp. (a) (Continued)

    The Alliance Participants Administrative and
       Startup Activities Company, LLC (c)                     ERC         12/22/2000      Delaware         10.0% **         (o)

    PowerSpan Corp. (c)                                        ERC         05/01/1997      Delaware         18.63 **         (p)

    Kinetic Ventures I, LLC (c)                                ERC         04/15/1997      Delaware         11.11 **         (q)

    Kinetic Ventures II, LLC (c)                               ERC         12/07/1999      Delaware         14.28 **         (q)

    Nth Power Technologies II, LLC (c)                         ERC                                            8.2 **         (r)

    Active Power, Inc. (c)                                     ERC                                          0.006 **         (s)

    Utility.com, Inc. (c) *                                    ERC                                            5.0 **         (n)

    Automated Power Exchange, Inc. (c)                         ERC                                           1.16 **         (n)


*    Inactive
**   Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                 2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)     These  companies are direct  wholly owned  subsidiaries  of  FirstEnergy
        Corp.
(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(f)     This company is direct wholly owned subsidiary of FirstEnergy  Solutions
        Corp.
(g) This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(h) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(i) This subsidiary provides various consulting services related to energy management and procurement.
(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.
(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.
(l)     This subsidiary provides crane rental services.
(m) This subsidiary provides refrigeration sales and services to commercial entities.
(n)     This  subsidiary  engages  in the  brokering  and  marketing  of  energy commodities.
(o) This entity was created to manage the financial and other affairs of the ten members of the Alliance Regional Transmission Organization.
(p) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(q) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.
(r) This venture capital fund is focus on emerging technologies in the global energy industry.
(s) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.
(t) This energy-related company holds securities directly in the energy-related company set below its name.
(u) This subsidiary is involved in the development and commercialization of photovoltaics.
(v)     This subsidiary provides engineering services.
(w)     An investment fund which invests in energy-related technology.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

            None.


                              ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                 Type of       Principal                             Company to      Collateral     Consideration
                                 Security      Amount of     Issue or    Cost of    whom Security    Given with        Received
Company Issuing Security         Issued        Security      Renewal     Capital     was Issued       Security    for Each Security
---------------------------      --------      ---------     --------    -------    -------------    ----------   -----------------
          None.


                                    Company Contributing              Company Receiving           Amount of Capital
                                          Capital                          Capital                  Contribution
                                    --------------------        ----------------------------      -----------------

                                    FirstEnergy Corp.           GPU Diversified Holdings LLC          $  400

                                    FirstEnergy Corp.           PowerSpan Corp.                       $2,740



Note:     The information provided in Item 2 presents the activities of the reporting period only.
----


                                                                 5

                                                  ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                                            Total
                                                                                                                            Amount
Reporting Company Rendering Services        Associate Company Receiving Services         Types of Services Rendered         Billed
------------------------------------        ------------------------------------         --------------------------         ------

Warrenton River Terminal, Ltd.              FirstEnergy Generation Corp.                 Loading, unloading and storage
                                                                                         of coal and petcoke

Centerior Energy Services, Inc.             FirstEnergy Solutions Corp.                  Energy consulting services

Dunbar Mechanical, Inc.                     FirstEnergy Generation Corp.                 HVAC equipment installation

Roth Bros., Inc.                            Ohio Edison Company                          HVAC services

Roth Bros., Inc.                            FirstEnergy Generation Corp.                 HVAC services

Elliot-Lewis Corporation                    Jersey Central Power & Light Company         HVAC services

Elliot-Lewis Corporation                    Metropolitan Edison Company                  HVAC services

Sautter Crane Rental, Inc.                  Jersey Central Power & Light Company         Crane rental

Sautter Crane Rental, Inc.                  Metropolitan Edison Company                  Crane rental

Bay Shore Power Company                     FirstEnergy Generation Corp.                 Sale of steam

FirstEnergy Solutions Corp.                 FirstEnergy Generation Corp.                 Natural gas procurement &
                                                                                         scheduling services


Note:   The information  provided in Item 3 presents the activities of the reporting  period only. The amounts  required under the
----    caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                         6


                                            ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                           Total
                                                                                                                           Amount
Associate Company Rendering Services    Reporting Company Receiving Services     Types of Services Rendered                Billed
------------------------------------    ------------------------------------     --------------------------                ------

FirstEnergy Service Company             GPU Diversified Holdings LLC             Legal and certain general and
                                                                                 administrative services

FirstEnergy Generation Corp.            Bay Shore Power Company                  Sale of fuel oil

FirstEnergy Generation Corp.            Bay Shore Power Company                  Sale of emission allowances

FirstEnergy Generation Corp.            Bay Shore Power Company                  Plant operation & maintenance services

FirstEnergy Service Company             FirstEnergy Solutions Corp.              General and administrative services


Note:   The information  provided in Item 3 presents the activities of the reporting  period only. The amounts  required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                                 7


                                             ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

   Total average consolidated capitalization as of  September 30, 2003*         $21,521,805                            Line 1
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)         3,228,271                            Line 2
       Greater of $50 million or line 2                                                           $3,228,271           Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)           9,542
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                  29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                    4,295
           Fuel transportation, handling and storage facilities (Category IX)            50
                                                                                  ---------

                Total current aggregate investment                                                    42,950           Line 4
                                                                                                   ---------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
            system (line 3 less line 4)                                                            3,185,321           Line 5
                                                                                                   ---------


Note:   The caption "Total average consolidated  capitalization" includes total common equity, preferred equity (including amounts
----    due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The  caption  "Total  current  aggregate  investment"  includes  all  amounts  invested  or  committed  to be  invested in energy-related  companies on or after the date of  effectiveness of Rule 58 (March 24, 1997), or after  FirstEnergy  Corp.
        registered as a holding  company  (November 7, 2001) for which there is recourse,  directly or indirectly,  to FirstEnergy
        Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

    *   Total capitalization amounts for September 2002, December 2002 and March 2003 have been revised to reflect restatements in
        FirstEnergy's Amendment No. 2 of 2002 Form 10-K/A and Amendment No. 1 of March 2003 Form 10-Q.


                                                                 8



                                                    ITEM 5 - OTHER INVESTMENTS

                                               Aggregate Investment as of  Change in Investments
Major Line of Energy-Related Business                 June 30, 2003        During Reporting Period  Reason for Change in Investments
-------------------------------------          --------------------------  -----------------------  --------------------------------

Energy management services (Category I)                $ 1,766 (1)                   -              No change.

Development and commercialization of                    34,322 (2)                 $3,140           In the third quarter of 2003,
electrotechnologies (Category II)                                                                   FirstEnergy through its direct
                                                                                                    subsidiary, GPU Diversified
                                                                                                    Holdings, LLC made $400 thousand
                                                                                                    investment to EnerTech Capital
                                                                                                    Partners II, LP. FirstEnergy
                                                                                                    also made $2,740 thousand
                                                                                                    capital contribution to
                                                                                                    PowerSpan Corp.

Energy services and retail energy sales                 18,158 (3)                   -              No change.
(Category V)

Production, conversion, sale and distribution           70,913 (4)                   -              No change.
of thermal energy products (Category VI)

Sale of technical, operational, management,            198,279 (5)                   -              No change.
and other services related to HVAC,
refrigeration systems (Category VII)

Fuel transportation, handling and storage                4,959 (6)                   -              No change.
facilities (Category IX)

Development and commercialization of                        46 (7)                   -              No change.
technologies that utilize coal waste
by-products (Category X)

(1)     Includes $1,766 that was invested in energy-related companies,  prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(2)     Includes $27,920 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(3)     Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(4)     Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(5)     Includes  $193,984 that was invested in  energy-related  companies,  prior to  FirstEnergy  Corp.  registered as a holding company (November 7, 2001).
(6)     Includes $4,909 that was invested in energy-related companies,  prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(7)     Includes $46 that was invested in energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company
        (November 7, 2001).
                                                                 9

                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

  A-1 Financial statements of FirstEnergy Solutions Corp. for the quarter ended September 30, 2003.

  A-2 Financial statements of GPU Diversified Holdings LLC for the quarter ended September 30, 2003.

  A-3   Financial  statements  of Bay Shore Power  Company for the quarter ended
        September 30, 2003. - filed pursuant to request for confidential treatment.

  A-4 Financial statements of Centerior Energy Services, Inc for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-5 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-6 Financial statements of Ancoma, Inc. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-7   Financial  statements of Dunbar  Mechanical,  Inc. for the quarter ended
        September 30, 2003. - filed pursuant to request for confidential treatment.

  A-8 Financial statements of Edwards Electrical & Mechanical, Inc. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-9 Financial statements of Elliot-Lewis Corporation for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-10 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-11 Financial statements of Roth Bros., Inc. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-12  Financial  statements  of The  Hattenbach  Company for the quarter ended
        September 30, 2003. - filed pursuant to request for confidential treatment.

  A-13  Financial  statements of R.P.C.  Mechanical,  Inc. for the quarter ended
        September 30, 2003. - filed pursuant to request for confidential treatment.

   --------------------------------

  A-14 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

  A-15 Financial statements of GPU Solar, Inc. for the quarter ended September 30, 2003. - filed pursuant to request for confidential treatment.

B.  Exhibits

    Contracts Required by Item 3
    ----------------------------

   B-1 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

   B-2 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

   B-3 Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services.

   B-4 Contract between FirstEnergy Service Company and FirstEnergy Solutions Corp. to provide legal and certain general and administrative services.

   Note:    Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc.
   ----     to their associate companies are provided pursuant to purchase order contracts.


C. Certificate of FirstEnergy Corp.

                                    SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                   FIRSTENERGY CORP.



November 26, 2003
                                  By:          /s/ Harvey L. Wagner
                                        -------------------------------------
                                                   Harvey L. Wagner
                                             Vice President, Controller
                                            and Chief Accounting Officer
                                            (Principal Accounting Officer)